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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2005
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.
(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FORM 51-102F3
Material Change Report

Item 1.   **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2.   **Date of Material Change**

March 30, 2005

Item 3.   **News Release**

A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on March 30, 2005 and filed on SEDAR on March 30, 2005.

Item 4.   **Summary of Material Change**

Kensington Resources Ltd. announced that it had entered into an agreement with Loewen, Ondaatje, McCutcheon Limited to act as lead agent in a syndicate to market a private placement financing of up to CDN $35 million on a commercially reasonable best efforts basis.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.   **Omitted Information**

No information has been omitted.

Item 8.   **Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (604) 682-0020.

Item 9.   **Date of Report**

April 5, 2005



Schedule A

KENSINGTON
RESOURCES LTD

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

KENSINGTON RESOURCES ANNOUNCES
$35 MILLION PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. PERSONS

Vancouver, B.C., Wednesday, March 30, 2005 – Kensington Resources Ltd. (the "Company") announces that it has entered into an agreement with Loewen, Ondaatje, McCutcheon Limited to act as lead agent in a syndicate to market a private placement financing of up to CDN $35 million on a commercially reasonable best efforts basis.

CDN $5 million of the offering will consist of flow-through common shares and CDN $30 million of the offering will consist of non flow-through units. Each non flow-through unit shall consist of one non flow-through common share and one half of one share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing. Pricing will be determined following the marketing of the offering. The gross proceeds of the offering of the flow-through shares will be used by the Company to incur exploration expenses on the Fort à la Corne Project that qualify as "Canadian exploration expenses" under the *Income Tax Act* (Canada). The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Project and for general corporate purposes. The closing of the offering, currently expected for April 29, 2005, is subject to certain conditions, including completion of satisfactory due diligence by the Agent, and regulatory approval.

The offered securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons, except in certain transactions exempt from the registration requirements of the U.S. Securities Act. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities of the Company in the United States.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia, CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3
Material Change Report

Item 1.   **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2.   **Date of Material Change**

April 4, 2005

Item 3.   **News Release**

A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on April 4, 2005 and filed on SEDAR on April 4, 2005.

Item 4.   **Summary of Material Change**

Kensington Resources Ltd. announced that at the Extraordinary General Meeting, the shareholders of the Company ratified the adoption of the Shareholder Rights Plan announced in the Company's news release of October 7, 2004.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.   **Omitted Information**

No information has been omitted.

Item 8.   **Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (604) 682-0020.

Item 9.   **Date of Report**

April 5, 2005

Schedule A



FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

SHAREHOLDER RIGHTS PLAN APPROVED
AT EXTRAORDINARY GENERAL MEETING

Vancouver, B.C., Monday, April 4, 2005 – Kensington Resources Ltd. (the "Company") announces that at the Extraordinary General Meeting today, the shareholders of the Company ratified the adoption of the Shareholder Rights Plan announced in the Company's news release of October 7, 2004.

"The Shareholder Rights Plan is designed to protect shareholders from abusive or coercive takeover strategies. It is not intended to prevent a takeover or to deter fair offers for securities of the Company, but is designed to encourage an offeror to make an offer that represents fair value to all shareholders," said Robert A. McCallum, President & CEO of Kensington Resources Ltd.

Following the extraordinary general meeting, Mr. McCallum made a brief presentation of the Advanced Exploration and Evaluation Program for the Fort à la Corne Diamond Project. A copy of the presentation will be posted on the Company's website at www.kensington-resources.com.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia, CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact: Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3
Material Change Report

Item 1.   **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2.   **Date of Material Change**

April 11, 2005

Item 3.   **News Release**

A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on April 11, 2005 and filed on SEDAR on April 13, 2005.

Item 4.   **Summary of Material Change**

Kensington Resources Ltd. (the "Company") together with their Joint Venture partners, De Beers Canada Inc. (project operators) and Cameco Corporation, identified fourteen kimberlite targets, and the order in which core drilling work will proceed for the 2005 Advanced Exploration and Evaluation (AE&E) program.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.   **Omitted Information**

No information has been omitted.

Item 8.   **Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (604) 682-0020.

Item 9.   **Date of Report**

April 18, 2005

Schedule A



FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

FORT À LA CORNE JOINT VENTURE PARTNERS IDENTIFY KIMBERLITE DRILLING PRIORITIES FOR THE 2005 EXPLORATION AND EVALUATION PROGRAM

Vancouver, B.C., Monday, April 11, 2005 – Kensington Resources Ltd. (the "Company") together with their Joint Venture partners, De Beers Canada Inc. (project operators) and Cameco Corporation have identified fourteen kimberlite targets, and the order in which core drilling work will proceed for the 2005 Advanced Exploration and Evaluation (AE&E) program.

Robert A. McCallum, President and CEO of Kensington Resources Ltd. states, "At the start of the largest and most comprehensive program ever undertaken at Fort à la Corne we look forward, not only, to a steady stream of news but also to the potential of advancing these prospective kimberlite bodies."

The current program budget announced at CAN$25.6 million will be applied to the first stage geological drilling of up to fourteen kimberlites in the southern cluster of the joint venture claims. The fourteen kimberlites to be investigated were selected and prioritized by a technical team comprised of representatives of each of the joint venture partners. These fourteen kimberlites are bodies that have not been explored in recent years. Their selection is based on size, potential for high-grade zones, kimberlite characteristics, and historic diamond recoveries. This selection excludes kimberlite bodies which were core-drilled or mini-bulked tested in 2004. The extension of the Star kimberlite into the Joint Venture property and the nearby kimberlite body 134 has been identified as a top priority in the 2005 program.

For planning purposes, the Joint Venture partners have authorized a total of 130 HQ coreholes (diameter of 2.5 inches or 63.5 mm) during the 2005 program on the fourteen kimberlites with the knowledge that the final number of holes per body will depend upon evaluation needs and the size of the individual kimberlite targets. The 130 new 2005 core holes have been distributed over the 14 bodies on individual grids of approximately150-200 metres. Microdiamond sampling has been budgeted for approximately 10,000 kilograms of core.

In addition to this drilling and sampling, the AE&E budget for 2005 makes provision for the following work:

- Update conceptual study to include mining of multiple pits.
- Delineation drilling of up to three kimberlite bodies to determine potential ore tonnages.
- Minibulk sampling of one kimberlite to obtain approximately 580t of kimberlite for treatment in order to obtain a higher level of confidence in grade forecasting and average value of commercial sized macrodiamonds.
- Develop a preliminary geotechnical mine design model.
- Commence investigation into, and develop possible alternative mining strategies and investigate waste management concepts.
- Commence development of future infrastructure requirements.
- Develop preliminary metallurgical process concepts and develop a bulk sampling plant operational strategy.
- Develop an environmental baseline plan for the central cluster area.

The program is scheduled to commence in May 2005 and to be completed by February 2006. Following evaluation of all 2004 drilling results in July 2005, a decision will be made on the scope and target of the 2005 minibulk sampling program. The next project decision milestone will be based on results following the completion of the geological drilling phase of the AE&E program in early 2006. The exploration camp is set up and on standby pending the acquisition of exploration permits.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO   Kensington Resources Ltd.
                                                 Suite 2100, P.O. Box 11606, 650 W. Georgia Street
                                                 Vancouver, British Columbia, CANADA V6B 4N9
                                                 Tel: 1-800-514-7859 or (604) 682-0020
                                                 Fax: (604) 682-0021
                                                 Website: www.kensington-resources.com
                                                 E-Mail:rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact: Mel Gardner, Manager Investor Relations
                                                  Tel: 1-800-710-6083
                                                  E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



Areas of High Interest
- 2.5 and 5 km Radius -

- 🟥 Recently Minibulk Tested
- 🟦 Core Drilling Initiated Prior to 2005
- 🟩 Prioritized Core Drilling in 2005
- ⬜ Low Priority Kimberlites

1000   0   1000   2000   3000   4000
Metres   Metres

FORM 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2. **Date of Material Change**

April 20, 2005

Item 3. **News Release**

News releases were disseminated via CCN Matthews, Vancouver Stockwatch and Market News on April 20, 2005 and filed on SEDAR on April 20, 2005.

Item 4. **Summary of Material Change**

Kensington Resources Ltd. reported the recovery of 100 macrodiamonds weighing 10.615 carats from large diameter drillhole 04-140-049 and 68 macrodiamonds weighing 18.56 carats, including the previously announced 10.53 carat stone, from large diameter drillhole 04-140-051. Both drillholes were targeted on Fort à la Corne Kimberlite 140/141 drilled during the 2004 Evaluation Program.

Item 5. **Full Description of Material Change**

See Schedules "A" and "B" attached hereto.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7. **Omitted Information**

No information has been omitted.

Item 8. **Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (604) 682-0020.

Item 9. **Date of Report**

April 27, 2005

Schedule A



FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

DIAMOND RESULTS FOR DRILLHOLE 04-140-049
FROM FORT À LA CORNE KIMBERLITE 140/141

Vancouver, B.C., Wednesday, April 20, 2005 – Kensington Resources Ltd. (the "Company") announces the recovery of 100 macrodiamonds weighing 10.615 carats from large diameter drillhole 04-140-049 targeted on Fort à la Corne Kimberlite 140/141 drilled during the 2004 Evaluation Program.

The total estimated mass of kimberlite excavated from 04-140-049 was 148.84 tonnes of which 74.55 tonnes of material greater than 1.5 mm in size were retained for recovery of commercial-sized diamonds. Minibulk samples were shipped to the De Beers' dense media separation plant located in Grande Prairie, Alberta for the first stage of diamond recovery procedures, followed by final diamond recovery in an ultra-high security facility in Johannesburg, RSA. Samples and results from drillhole 04-140-049 were the fourth of five processed batches from the 140/141 kimberlite investigated during the 2004 Evaluation Program. A summary of sampling information and diamond recovery results for this drillhole is shown in Table 1.

Table 1:   Summary of Macrodiamond Recovery for Minibulk Samples from Drillhole 04-140-049

Drillhole	Kimberlite Unit	Sample Interval (metres)	Theoretical Excavated Mass (tonnes)1	Total Carats	Drillhole Grade (cpht)	Total Stones	Drillhole stones/ tonne	Est. # of Diamonds > 0.25 cts. (largest stone)
04-140-049	140 Breccia Beds	102.56	148.84	10.615	7.132	100	0.7	6 stones (1.005 cts)

1 The calculation of theoretical mass was based on the volume of a vertical cylinder and a kimberlite rock density of 2.21.

Large stone recoveries in drillhole 04-140-049 included 6 diamonds greater than 0.25 carat in size with a combined weight of 2.78 carats. These 6 stones, or some 6% of the total number, account for 39% of the carat weight of the parcel. The size distribution of the recovered diamonds from this drillhole is shown in Table 2.

The 2004 Evaluation Program (budgeted at CDN $7.6 million) included ten large diameter minibulk drillholes positioned on high-grade zones in kimberlites 140/141 and 122. Two of the minibulk drillholes on kimberlite body 122 were terminated above kimberlite due to drilling difficulties.

"Macrodiamond recoveries from the 2004 program support a robust population of larger diamonds in the 140/141 breccia beds and will contribute to determination of a preliminary average value for this higher-grade unit," states Robert McCallum, President and CEO of Kensington Resources Ltd.

Table 2:   Summary of Macrodiamond Recovery by Sieve Size Category

Drillhole	+3 Sieve >1.48 mm	+5 Sieve >1.83 mm	+6 Sieve >2.16 mm	+7 Sieve >2.46 mm	+9 Sieve >2.85 mm	+11 Sieve >3.45 mm	+12 Sieve >4.089 mm	+13 Sieve >4.52 mm
04-140-049 Carats	0.765	2.105	1.705	1.115	1.715	1.595	0.24	1.375
04-140-049 Stones	19	37	19	8	9	5	1	2

A map of kimberlite body 140/141 showing location of the 2004 drillholes is posted on the Kensington Resources Ltd. website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. All aspects of quality assurance, quality control, and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO   Kensington Resources Ltd.
Suite 2100, P.O. Box 11606, 650 W. Georgia Street
Vancouver, British Columbia, CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail:rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact: Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



KENSINGTON

RESOURCES LTD

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

DIAMOND RESULTS FOR DRILLHOLE 04-140-051 FROM FORT À LA CORNE KIMBERLITE 140/141

Vancouver, B.C., Wednesday, April 20, 2005 – Kensington Resources Ltd. (the "Company") announces the recovery of 68 macrodiamonds weighing 18.56 carats, including the previously announced 10.53 carat stone, from large diameter drillhole 04-140-051 targeted on Fort à la Corne Kimberlite 140/141 drilled during the 2004 Evaluation Program.

The total estimated mass of kimberlite excavated from 04-140-051 was 147.93 tonnes of which 118.73 tonnes of material greater than 1.5 mm in size were retained for recovery of commercial-sized diamonds. Minibulk samples were shipped to the De Beers' dense media separation plant located in Grande Prairie, Alberta for the first stage of diamond recovery procedures, followed by final diamond recovery in an ultra-high security facility in Johannesburg, RSA. A summary of sampling information and diamond recovery results for this drillhole is shown in Table 1.

Table 1: Summary of Macrodiamond Recovery for Minibulk Samples from Drillhole 04-140-051

Drillhole	Kimberlite Unit	Sample Interval (metres)	Theoretical Excavated Mass (tonnes)1	Total Carats	Drillhole Grade (cpht)	Total Stones	Drillhole stones/ tonne	Est. # of Diamonds > 0.25 cts. (largest stone)2
04-140-051	140 Breccia Beds	101.93	147.93	18.56	12.545	68	0.46	7 stones (1.32 cts. and 10.53 cts)

1 The calculation of theoretical mass was based on the volume of a vertical cylinder and a kimberlite rock density of 2.21.

2 Diamond weights were provided in terms of total carats per sieve class. The reader is cautioned that for interval samples (12 metres) with multiple stone recoveries, the number of stones >0.25 carats was estimated by dividing carat weight by the number of stones in the +9 sieve class for selected samples and all of the +11 and larger sieve classes.

Large stone recoveries in drillhole 04-140-051 included an estimated 7 diamonds greater than 0.25 carat in size with a combined weight of 13.665 carats. These larger diamonds account for 73.6% of the total carat weight, but represent only 10.3% of the total stones in the parcel. Four of the seven larger diamonds were recovered from samples taken from the upper 30 metres of the kimberlite body, including a 10.53 carat stone that was reported in the Kensington Resources news release of March 7, 2005. The size distribution of the recovered diamonds from this drillhole is shown in Table 2.

The 2004 Evaluation Program (budgeted at CDN $7.6 million) included ten large diameter minibulk drillholes positioned on high-grade zones in kimberlites 140/141 and 122. Two of the minibulk drillholes in kimberlite body 122 were terminated above kimberlite due to drilling difficulties. Samples and results from drillhole 04-140-051 are the fifth of five batches that were recovered from Kimberlite 140/141 breccia beds during the 2004 Evaluation Program. Minibulk samples collected in this program will provide additional diamonds that will be used to increase the level of confidence in grade forecasts, and for revenue modeling by De Beers' experts. A recently revised map of kimberlite body 140/141 showing location of the 2004 drillholes is posted on the Kensington Resources Ltd. website at www.kensington-resources.com.

Table 2:   Summary of Macrodiamond Recovery from LDDH 04-140-051 by Sieve Size Category

Drillhole	+2 Sieve >1.32 mm	+3 Sieve >1.48 mm	+5 Sieve >1.83 mm	+6 Sieve >2.16 mm	+7 Sieve >2.46 mm	+9 Sieve >2.85 mm	+11 Sieve >3.45 mm	+12 Sieve >4.09 mm	+15 Sieve >5.41 mm	+23 Sieve >10.312 mm
04-140-051 Carats	0.075	0.455	1.045	0.815	0.700	1.84	0.885	0.895	1.32	10.53
04-140-051 Stones	4	13	18	10	6	10	3	2	1	1

*No stones were recovered in the -1 (<1.09 mm) and +1 (>1.09 mm) sieve categories.

"The Joint Venture partners are very pleased to add both a 10.53 carat stone and a 1.32 carat stone to the inventory of large macrodiamonds recovered from the 140/141 breccia beds during the 2004 drilling and sampling program. These two stones recovered from drillhole 04-140-05 and other recent and historical recoveries including diamonds weighing: 0.895, 0.925, 1.0, 1.16, 1.18, 1.26, 1.39, 1.48, 1.5, 1.8, 2.57, 2.59, 3.61, and 4.09 carats contribute significantly to the evidence supporting a large stone distribution in this kimberlite unit," states Robert McCallum, President and CEO of Kensington Resources Ltd.

A summary of historic and recent macrodiamond recoveries from the 140/141 breccia beds area highlights the abundance of larger macrodiamonds in this unit (Table 3). This table includes all of the major intersections of "breccia beds", but does not show every minor interval encountered across the body.

Table 3:   Summary of Macrodiamond Recovery for Minibulk Samples from the "Breccia Beds" Area of Kimberlite 140/141

Drillhole	Year of LDDH Drillhole (diameter)	Sample Interval (metres)	Theoretical Excavated Mass (tonnes)1	Total Carats	Drillhole Grade (cpht)	Total Stones	Drillhole stones/ tonne	Est. # of Diamonds > 0.25 cts. (largest stone)2
140-29	2002 (610 mm)	131.2	84.872	14.450	17.026	72	0.85	9 stones (2.59 cts.)
140-30	2002 (610 mm)	150.0	100.103	9.500	9.490	55	0.55	5 stones (3.61 cts.)
04-140-044	2004 (914 mm)	128.36	186.29	21.060	11.300	160	0.86	14 stones (4.09 cts.)
04-140-045	2004 (914 mm)	96.7	140.34	15.455	11.100	135	1.0	16 stones (0.46 cts.)
04-140-049	2004 (914 mm)	102.56	148.84	10.615	7.132	100	0.7	6 stones (1.005 cts)
04-140-051	2004 (914 mm)	101.93	147.93	18.560	12.545	68	0.46	7 stones (10.53 cts)
04-140-052	2004 (914 mm)	91.05	132.14	17.510	13.250	90	0.68	17 stones (1.39 cts.)
Total:		**801.8**	**940.515**	**107.150**	**11.39**	**680**	**0.72**	**74**

1 The calculation of theoretical mass was based on the volume of a vertical cylinder and a kimberlite rock density of 2.21.

2 Diamond weights were provided in terms of total carats per sieve class. The reader is cautioned that for interval samples (12 metres) with multiple stone recoveries, the number of stones >0.25 carats was estimated by dividing carat weight by the number of stones in the +9 sieve class for selected samples and all of the +11 and larger sieve classes.

Note: Theoretical excavated masses for drillholes 140-29 and 140-30 are based on calipered downhole volumes, while the 2004 drillholes are based on volume calculation of a vertical cylinder of 914.4 mm diameter.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. All aspects of quality assurance, quality control, and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now planning future programs with a view to entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO   Kensington Resources Ltd.
Suite 2100, PO Box 11606
650 West Georgia Street
Vancouver, British Columbia, CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact: Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.


FORM 51-102F3
Material Change Report


Item 1.   <u>Name and Address of Company</u>

         KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2.   <u>Date of Material Change</u>

         April 22, 2005

Item 3.   <u>News Release</u>

         A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on April 22, 2005 and filed on SEDAR on April 22, 2005.

Item 4.   <u>Summary of Material Change</u>

         Kensington Resources Ltd. (the "Company") reported that the terms of the previously announced CDN $35 million private placement financing had been finalized. A syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. have agreed to act as agents for the CDN $35 million offering on a commercially reasonable best efforts basis.

         CDN $8 million of the offering will consist of flow-through common shares at a price of CDN $2.35 per share and CDN $27 million of the offering will consist of non flow-through units at a price of CDN $2.10 per unit. Each non flow-through unit shall consist of one non flow-through common share and one half of one share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing at a price of CDN $2.50 per share. The Company has agreed to use its commercially reasonable efforts to list the warrants on the TSX Venture Exchange, such listing to be effective as of the date on which all applicable resale restrictions in respect of the warrants have expired.

Item 5.   <u>Full Description of Material Change</u>

         See Schedule "A" attached hereto.

Item 6.   <u>Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102</u>

         Not Applicable

Item 7.   <u>Omitted Information</u>

         No information has been omitted.

Item 8.   <u>Executive Officer</u>

         The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (604) 682-0020.

Item 9.   <u>Date of Report</u>
         April 27, 2005



KENSINGTON
RESOURCES LTD

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

KENSINGTON RESOURCES ANNOUNCES TERMS OF
$35 MILLION PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. PERSONS

Vancouver, B.C., Friday, April 22, 2005 – Kensington Resources Ltd. (the "Company") reports that the terms of the previously announced CDN $35 million private placement financing have been finalized. A syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Agents") have agreed to act as agents for the CDN $35 million offering on a commercially reasonable best efforts basis.

CDN $8 million of the offering will consist of flow-through common shares at a price of CDN $2.35 per share and CDN $27 million of the offering will consist of non flow-through units at a price of CDN $2.10 per unit. Each non flow-through unit shall consist of one non flow-through common share and one half of one share purchase warrant. Each whole warrant shall entitle the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing at a price of CDN $2.50 per share. The Company has agreed to use its commercially reasonable efforts to list the warrants on the TSX Venture Exchange, such listing to be effective as of the date on which all applicable resale restrictions in respect of the warrants have expired.

The gross proceeds of the offering of the flow-through shares will be used by the Company to incur exploration expenses on the Fort à la Corne Project that qualify as "Canadian exploration expenses" under the *Income Tax Act* (Canada). The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Project and for general corporate purposes. The closing of the offering, currently expected for May 3, 2005, is subject to certain conditions, including completion of satisfactory due diligence by the Agents, and regulatory approval.

The Company shall pay to the Agents a commission of 5.5% of the gross proceeds of the offering. In addition, the Agents will be issued on the closing date warrants to purchase during the twelve month period following closing: (i) non-flow through common shares equal in number to 6% of the number of flow through shares issued under the offering at a price of CDN $2.10 per share; and (ii) units equal in number to 6% of the number of units issued under the offering at a price of CDN $2.10 per unit (which units will have the same terms as those sold pursuant to the offering).

The offered securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons, except in certain transactions exempt from the registration requirements of the U.S. Securities Act. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities of the Company in the United States.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia, CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Auditors' Report and Financial Statements of

KENSINGTON RESOURCES LTD.

December 31, 2004 and 2003

Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

Auditors' Report

To the Shareholders of
Kensington Resources Ltd.

We have audited the balance sheets of Kensington Resources Ltd. as at December 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
April 1, 2005

Member of
Deloitte Touche Tohmatsu

KENSINGTON RESOURCES LTD.
Balance Sheets
December 31, 2004 and 2003

		2004		2003
ASSETS				
CURRENT				
Cash	$	81,005	$	1,001,202
Short-term investments		6,192,000		1,175,000
GST and other receivables		39,020		23,188
Prepaid expenses		11,252		5,937
Marketable securities (quoted market				
value $50,325; 2003 - $114,375)		32,025		32,025
		6,355,302		2,237,352
DEPOSITS		12,000		-
FUTURE INCOME TAXES (Notes 3 and 9)		1,068,600		-
PROPERTY, PLANT AND EQUIPMENT (Note 4)		81,965		14,565
MINERAL PROPERTIES (Note 5)		13,780,530		10,527,906
	$	21,298,397	$	12,779,823
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	181,854	$	114,895
Cash calls payable (Note 5)		2,082,119		537,968
		2,263,973		652,863
SHAREHOLDERS' EQUITY				
Capital stock (Note 6)		33,450,717		26,543,215
Additional paid-in capital		105,121		105,121
Contributed surplus		512,691		69,536
Deficit		(15,034,105)		(14,590,912)
		19,034,424		12,126,960
	$	21,298,397	$	12,779,823

APPROVED BY THE BOARD:

(Signed) Robert A. McCallum

Robert A. McCallum, President, CEO and Director

(Signed) James R. Rothwell

James R. Rothwell, Chairman and Director

See accompanying notes to the financial statements.

KENSINGTON RESOURCES LTD.
Statements of Operations and Deficit
Years ended December 31

		2004		2003
INTEREST AND OTHER INCOME	$	95,583	$	21,058
EXPENSES				
Amortization		6,783		3,812
Bank charges and interest		1,213		1,111
Legal, accounting and professional		99,359		170,175
Office		254,588		194,367
Promotion, public relations and travel		462,125		403,592
Salaries and management fee		245,151		138,164
Stock-based compensation		443,155		69,536
Transfer and filing		95,002		55,404
		1,607,376		1,036,161
Loss before income taxes		(1,511,793)		(1,015,103)
Future income tax recovery (Notes 3 and 9)		1,068,600		-
Net loss for the year		(443,193)		(1,015,103)
Deficit, beginning of year		(14,590,912)		(13,575,809)
Deficit, end of year	$	(15,034,105)	$	(14,590,912)
Basic and diluted loss per share	$	(0.01)	$	(0.02)
Weighted average number of shares outstanding		59,528,895		50,276,560

See accompanying notes to the financial statements.

KENSINGTON RESOURCES LTD.
Statements of Cash Flows
Years ended December 31

		2004		2003
OPERATING ACTIVITIES				
Net loss for the year	$	**(443,193)**	$	(1,015,103)
Items not involving cash				
Amortization		**6,783**		3,812
Stock-based compensation expense (Note 6 (d) (ii))		**443,155**		69,536
Future income tax recovery		**(1,068,600)**		-
Gain on sale of vehicle		**(5,042)**		-
Net change in non-cash working capital items				
affecting operations (Note 10)		**33,812**		78,323
		(1,033,085)		(863,432)
FINANCING ACTIVITY				
Issuance of capital stock for cash		**6,907,502**		4,409,406
INVESTING ACTIVITIES				
Expenditures and advances on mineral properties,				
net of unpaid cash calls		**(1,708,473)**		(1,688,895)
Purchase of property, plant and equipment, net		**(69,141)**		-
Purchase of short-term investments		**(5,017,000)**		(1,175,000)
		(6,794,614)		(2,863,895)
NET CASH (OUTFLOW) INFLOW FOR THE YEAR		**(920,197)**		682,079
CASH, BEGINNING OF YEAR		**1,001,202**		319,123
CASH, END OF YEAR	$	**81,005**	$	1,001,202

See accompanying notes to the financial statements.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003

---

1. **NATURE OF OPERATIONS**

   The Company is an exploration stage company at December 31, 2004 since it has not, as yet, achieved commercial production on any of its concessions.

   The Company's emergence from the exploration stage and the recoverability of the amounts shown for mineral concessions and deferred exploration costs is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the concessions, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reflect the significant accounting policies outlined below.

   (a) *Cash*

   Cash consists of cash on hand and deposits in banks.

   (b) *Short-term investments*

   Short-term investments consist of highly liquid investments with maturities of greater than 90 days and less than one year.

   The Company has $92,000 of restricted term deposits. This cash is held as collateral for a corporate credit card limit of $80,000.

   (c) *Marketable securities*

   Marketable securities are carried at the lower of cost and market.

   (d) *Property, plant and equipment*

   Property, plant and equipment are recorded at cost and are depreciated using the declining balance method at 20% per annum for field, computer and furniture equipment and 30% per annum for automobiles.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003

_____

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)   Mineral properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year. When deferred expenditures on individual producing properties exceed the estimated net recoverable amount, the properties are written down to the estimated net recoverable amount.

The Company accounts for its mineral properties in accordance with Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11.

(f)   Stock-based compensation

The Company uses the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model and is charged to operations with an offsetting credit to contributed surplus, on a straight-line over the vesting period.

(g)   Income taxes

The Company accounts for income taxes using the future income tax method of accounting. This method requires the recognition of future income taxes for the expected future tax consequences of differences between the carrying amount of balance items and their corresponding tax values. This method also requires the Company to compute future income taxes using the substantively enacted corporate income tax rates in effect each year. If management believes it is not likely that the Company will generate sufficient taxable income to allow the realization of future tax assets, the Company reduces the future income tax asset by recording a valuation allowance.

(h)   Loss per common share

The Company uses the treasury stock method for calculation of fully diluted loss per share in accordance with the Canadian Institute of Chartered Accountants accounting standard. For all periods presented, the effect of outstanding stock options is anti-dilutive.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003

_____

2.   **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

   (i)   *Use of estimates*

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, other than market securities for which the fair value is disclosed on the balance sheet, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   (j)   *Financial instruments*

   The Company's financial instruments include cash, GST and other receivable, marketable securities, accounts payable and cash calls. The carrying values of these financial instruments, other than marketable securities for which the fair value is disclosed on the balance sheet, approximate fair values given the short term to maturity. Due to the nature of the Company's operations, there is no significant credit or interest rate risk.

3.   **FLOW-THROUGH SHARES**

On September 24, 2004, the Company issued 2,307,693 flow-through shares as part of a private placement for proceeds of $3 million. The exploration expenditures funded by the flow-through share issue will be renounced for tax purposes in fiscal 2005. Under CICA Emerging Issues Abstract 146, *Flow-Through Shares*, the renouncement of the tax deduction for the benefit of investors gives rise to a future income tax liability and a corresponding reduction in shareholders' equity. The tax effect of the flow-through shares will be recorded in the three month period ended March 31, 2005 when the expenditures are renounced. The Company has income tax losses and other income tax assets that previously have been subject to a 100% valuation provision.   The Company now considers it to be more likely than not that these tax assets can offset the expected future income tax liability. Accordingly, a future income tax asset and income tax recovery of $1,068,600 has been recorded as at December 31, 2004.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003

_____

4. PROPERTY, PLANT AND EQUIPMENT

		2004		2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Automobile	$ 29,346	$ 4,402	$ 24,944	$ 958
Field equipment	7,499	3,977	3,522	2,273
Computer equipment	16,377	5,787	10,590	8,090
Furniture and equipment	51,129	8,220	42,909	3,244
	$ 104,351	$ 22,386	$ 81,965	$ 14,565

5. MINERAL PROPERTIES

Cumulative acquisition and exploration costs as at December 31 are as follows:

	2004	2003
Geological and exploration	$ 2,735,476	$ 2,099,853
Land tenure	51,326	51,148
Drilling	6,950,014	5,138,470
Assay	1,594,785	1,462,172
Supplies	108,506	49,918
Transport	292,856	233,916
Rental Equipment	245,247	169,123
General	127,095	114,842
Project overhead	1,675,225	1,208,464
	$ 13,780,530	$ 10,527,906

The Company has earned a 42.245% interest in certain mineral claims consisting of 22,544 hectares in the Fort a la Corne area of Saskatchewan through a joint venture relationship. The other partners are De Beers Canada Inc. ("De Beers"), UEM Inc. and Cameco Corporation ("Cameco"). This joint venture relationship entails an agreement on annual budget between the parties, with dissenting parties losing a proportionate share. Cash calls are requested periodically to cover expenditure incurred by the operator. Cash calls outstanding at December 31, 2004 total $2,082,119 (2003 - $537,968). No joint venture entity exists and the Company's proportionate share of the deferred exploration costs is $13,780,530 (2003 - $10,527,906).

Upon the completion of exploration phase, the feasibility and development stage commences. The Company is committed to fund a maximum of $8.5 million on a priority basis during the feasibility and development stage. De Beers has a similar liability to a maximum of $6.38 million.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003

_____

6. **SHARE CAPITAL**

(a) *Authorized*

Unlimited common shares of no par value

(b) *Issued*

	Shares	Amounts
Balance, December 31, 2002	46,871,798	$ 22,127,809
Issuance for private placements, net of issue costs	4,103,164	3,207,723
Issuance on exercise of stock options and warrants	2,327,583	1,207,683
Balance, December 31, 2003	53,302,545	26,543,215
Issuance for private placements, net of issue costs of $461,498	5,164,835	5,538,502
Issuance on exercise of stock options and warrants	2,178,333	1,369,000
Balance, December 31, 2004	60,645,713	$ 33,450,717

(c) *Private placement*

On September 24, 2004, the Company completed a $6 million private placement consisting of 2,307,692 flow-through shares issued at a price of $1.30 per flow-through share, and 2,857,143 Units of the Company at a price of $1.05 per Unit. Each Unit consists of one common share and one half of one warrant, and each whole warrant entitles the holder thereof to purchase one common share at any time from the date of issue of the warrant until the date which is for a period of eighteen months after the closing date of the private placement, at an exercise price of $1.25 per warrant share for the first 12 months and $1.55 thereafter. The securities were sold on a best efforts agency basis by Loewen, Ondaatje, McCutcheon Limited who received non-transferable warrants which entitle the agency to purchase 161,539 non flow-through shares and 200,000 Units at a price of $1.05 per share or Unit under the same terms, period and prices mentioned above.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003

_____

6.   SHARE CAPITAL (Continued)

   (d)   Stock options

The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares. Stock options are issuable at the discretion of the Board of Directors, up to 5,500,000 common shares.

   (i)   The changes in stock options were as follows:

	December 31, 2004	Weighted Average Exercise Price	December 31, 2003	Weighted Average Exercise Price
Balance outstanding, beginning of year	3,992,726	$ 0.58	4,273,226	$ 0.54
Activity during the year				
Options granted	1,005,000	0.95	345,000	0.82
Options exercised	(840,000)	0.34	(490,500)	0.31
Options cancelled/expired	(260,476)	0.80	(135,000)	0.78
Balance outstanding, end of year	3,897,250	$ 0.71	3,992,726	$ 0.58

   (ii)   During the year ended December 31, 2004, 150,000 (2003 – 260,000) stock options were issued to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $79,313 were recorded for the year ended December 31, 2004 (2003 - $44,039). The Company also recorded a charge to operations of $363,842 for the period ended December 31, 2004 (2003 - $25,497) for stock options granted to employees and directors. This amount was determined using Black-Scholes, assuming no dividends were paid, a weighted average volatility of the Company's share price of 157.57%, a weighted average annual risk free interest rate of 4% and an expected live of three to five years.

The fair value of each option granted is estimated using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	2004	2003
Risk free interest rate	4%	4%
Expected life of options in years	3 to 5 years	2 to 5 years
Expected volatility	158% - 171%	34%
Dividend per share	$Nil	$Nil

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003

_____

6. SHARE CAPITAL (Continued)

(d) *Stock options (continued)*

(iii) As at December 31, 2004, directors' and employees' stock options were outstanding as follows:

Range of Exercise Prices	Number Outstanding and Exercisable at December 31, 2004	Weighted Average Remaining Contractual Life (years)
$0.00 - $0.50	1,102,250	0.52
$0.51 - $1.00	2,240,000	2.21
$1.00 - $1.50	555,000	3.80
	3,897,250	1.97

(e) *Warrants*

(i) The changes in warrants were as follows:

	December 31, 2004	Weighted Average Exercise Price	December 31, 2003	Weighted Average Exercise Price
Balance outstanding, beginning of year	4,803,498	$ 0.89	3,070,417	$ 0.68
Activity during the year				
Warrants granted	1,428,573	1.21	3,570,164	0.91
Warrants exercised	(1,338,333)	0.80	(1,837,083)	0.57
Warrants expired	(584,667)	1.21	-	-
Balance outstanding, end of year	4,309,071	$ 1.11	4,803,498	$ 0.89

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003

_____

6. SHARE CAPITAL (Continued)

(e) Warrants (continued)

(ii) As at December 31, 2004, share purchase warrants were outstanding as follows:

Number of Warrants	Exercise Price per Security	Expiry Date
2,880,498	$ 1.05	July 6, 2005
1,428,573	1.25	September 24, 2005
	or 1.55	March 24, 2006
4,309,071		

(iii) Pursuant to the private placement dated September 24, 2004, there are outstanding broker's warrants to purchase 361,539 shares at $1.05 per share and 100,000 at $1.25 per share until March 24, 2006.

(f) Shareholder Rights Plan

During 2004, the Company proposed to update its Shareholder Rights Plan which was originally adopted on June 29, 2001. Under the terms of the new Plan, rights are attached to the common shares of the Company. These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire 20% or more or the outstanding common shares of the Company. At an Extraordinary General Meeting on April 4, 2005, the shareholders of the Company ratified the adoption of the Shareholder Rights Plan.

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003

___

7.   **RELATED PARTY TRANSACTIONS**

The Company incurred costs with individuals or companies controlled by individuals who were shareholders, directors or officers of the Company as follows:

		Year ended December 31		
		2004		2003
Salaries and management fee	$	245,151	$	139,671

As at December 31, 2004, accounts payable include $3,448 (2003 - $9,583) due to directors, a former director and companies controlled by directors.

8.   **SEGMENTED INFORMATION**

Industry information

The Company operates in one reportable operating segment, being the acquisition and development of resource properties.

Geographic information

Revenue from operations in the years ended December 31, 2004 were derived from interest income which was earned in Canada.

The Company's non-current assets are located in Canada.

9.   **INCOME TAXES**

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian Federal and provincial income tax rates to loss before tax provision due to the following:

		2004		2003
Statutory tax rate		35.6%		37.6%
Income tax recovery computed at standard rate	$	538,198	$	381,679
Non-deductible stock option expense		(157,763)		(26,145)
Tax benefit not recognized in prior year		688,165		-
Tax losses not recognized in the period that the benefit arose		-		(355,534)
	$	1,068,600	$	-

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003

_____

9. **INCOME TAXES (Continued)**

The Company, subject to the approval of the tax authority, has non-capital losses for tax purposes of approximately $4,565,000 available to reduce future income tax which expire as follows:

2005	$	395,000
2006		190,000
2007		466,000
2008		547,000
2009		735,000
2010		1,078,000
2014		1,154,000
	$	4,565,000

Temporary differences and carryforwards gave rise to the following future income tax assets at year end:

	2004	2003
Future income tax asset		
Operating loss carryforwards	$ 1,626,074	$ 1,553,632
Capital assets	5,980	5,657
Mineral properties	986,085	1,297,502
Investments	68,738	72,559
Financing fees	72,490	76,520
	2,759,367	3,005,870
Less: Valuation allowance	(1,690,767)	(3,005,870)
	$ 1,068,600	$ -

10. **NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS**

	2004	2003
GST and other receivables	$ (15,832)	$ 20,566
Prepaid expenses and deposits	(17,315)	(5,937)
Accounts payable and accrued liabilities	66,959	63,694
	$ 33,812	$ 78,323

KENSINGTON RESOURCES LTD.
Notes to the Financial Statements
Years ended December 31, 2004 and 2003

---

11.   **LEASE COMMITMENTS**

As at December 31, 2004 the Company is committed under leases for office space and office equipment in the following amounts for the next six years:

2005	$	33,971
2006		36,585
2007		36,585
2008		38,276
2009		33,210
2010		33,210

12.   **SUBSEQUENT EVENTS**

Subsequent to the year end, the Company granted 977,500 stock options exercisable at a price of $1.04 per share for a five year period to directors, officers, employees and consultants of the Company, and a further 40,000 stock options exercisable at a price of $2.75 per share for a five year period to a director and officer and an employee of the Company.

Subsequent to the year end, the Company entered into an agreement with a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Agents") to act as agents for a $35 million offering of flow through shares and non-flow through units on a commercially reasonable best efforts basis. The closing of the offering, currently expected in early May 2005, is subject to certain conditions, including completion of satisfactory due diligence by the Agents, and regulatory approval.

Form 52-109FT1
Certification of Annual Filings during Transition Period

I, Robert A. McCallum, President and CEO of Kensington Resources Ltd., certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing*s) of Kensington Resources Ltd., (the "Issuer") for the period ending December 31, 2004;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date: April 28, 2005

"Robert A. McCallum"
_____
Robert A. McCallum, President & CEO
(Principal Executive Officer)

Form 52-109FT1
Certification of Annual Filings during Transition Period

I, Robert A. McCallum, President and CEO of Kensington Resources Ltd., certify that:

1.   I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing*s) of Kensington Resources Ltd., (the "Issuer") for the period ending December 31, 2004;

2.   Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.   Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date: April 28, 2005

"Robert A. McCallum"
_____
Robert A. McCallum, President & CEO
(Principal Financial Officer)



Form 51-102F1 – Management's Discussion & Analysis
For the Year ending December 31, 2004
Unaudited – Prepared by Management

Description of Business and Report Date

The following Management Discussion and Analysis is prepared as of April 27, 2005 (the "Report Date") and should be read in conjunction with the audited consolidated financial statements for the year ending December 31, 2004.

Kensington Resources Ltd. (the "Company") is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%) (the operator), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). On the basis of fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

The Company prepares its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Special Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include the potential for the Fort à la Corne Diamond Project in Saskatchewan, the expectations related to reaching diamond producer status, the accelerated results-driven advanced exploration and evaluation phase and the expectation of reaching a pre-feasibility decision in 2008. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Overview

2004 marked a significant year in corporate developments and increased exploration and evaluation activity. Highlights include:

- The appointment of Robert A. McCallum, P. Eng. as President & CEO. Mr. McCallum has a solid foundation in diamonds coupled with extensive professional management skills and a proven record in investor and joint venture relations in the mining industry. He has over 45 years of international mining experience in diamonds, gold, uranium, industrial minerals and base metals and more than 20 years in corporate management as an officer and/or director of companies.

- A major shift in strategy for the 2004 program at Fort à la Corne and a substantial increase in the 2004 program budget, from $6 million to $7.6 million. Past programs had focused on assessing the resource potential for an individual kimberlite body or for a unit or units within a particular body. This approach has resulted in better geological definition of sub-units within the kimberlites and recognition that some of these sub-units have relatively higher grades. The project strategy was revised to focus on the higher grade units within proximally-located priority kimberlite bodies and to consider them in combination. This approach has the advantage of considerably increasing the size of the potential resource and may permit significant economy of scale to be achieved for a large scale mining operation.



Form 51-102F1 – Management's Discussion & Analysis
For the Year ending December 31, 2004
Unaudited – Prepared by Management

Overview (continued)

- The development of the Advanced Exploration and Evaluation Plan to accelerate the Fort à la Corne Project to a pre-feasibility decision in 2008. The $25.6 million budget for the 2005 program is the largest investment to date to be spent on an annual work program at Fort à la Corne.

- The completion of a $6 million equity financing from the sale of flow-through shares and units. The securities were sold primarily to institutional clients by Loewen, Ondaatje, McCutcheon Limited of Toronto, Ontario.

- The adoption of a Shareholder Rights Plan to protect the Company's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that may not treat all shareholders equally or fairly.

Fort à la Corne Diamond Project, Saskatchewan

The Fort à la Corne Diamond Project is located in the Province of Saskatchewan approximately 65 kilometres to the east and north-east of the city of Prince Albert, Saskatchewan's third largest city. As of the Report Date, land holdings held under the Fort à la Corne joint venture agreement comprised of 121 claims totaling 22,544 hectares or approximately 57,000 acres.

Although there is a joint venture relationship between the partners, there is no joint venture entity. This joint venture relationship entails an agreement on annual budgets between the parties with dissenting parties losing a proportionate share. The consolidated financial statements of the Company at December 31, 2004 record its proportionate share of deferred costs totalling $13,780,530 (December 31, 2003 - $10,527,906).

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 compliant technical disclosure of the Fort à la Corne Diamond Project can be found in the Company's technical report which is available on the Company's website or at www.sedar.com.

2004/2005 Evaluation Program

In the second quarter of 2004, the Company announced details of the forward work program for 2004/2005. The forward work program budget was subsequently increased, from $6.0 million to $7.6 million, to cover the scope of the aggressive exploration and evaluation activities that were agreed upon.

The drilling program was initiated on September 1, 2004 with coreholes targeted on kimberlite bodies 140/141 and 122 to act as pilot holes for large diameter drilling, and to increase confidence in current geological and diamond distribution models. Coreholes were also targeted on kimberlite bodies 120, 147, 121 and 221 in broad patterns to provide information and samples for the development of geological models, including identification of higher-grade zones, and to provide initial grade estimates based on microdiamond recoveries. Geological models and microdiamond recoveries for each of the six kimberlite bodies will be released together as results are received from the operator. Drilling was also targeted on five geophysical anomalies.

The 2004 program was expanded to ten large diameter minibulk drillholes (LDDH) positioned on higher-grade zones in kimberlites 140/141 and 122. Five holes were located on the south 140/141 breccia beds to collect additional diamonds that will be used to increase the level of confidence in grade forecasts, and to provide preliminary valuations for revenue modeling by De Beers experts. Five large diameter drillholes were located on the south crater of the 122 kimberlite.

Form 51-102F1 – Management's Discussion & Analysis
For the Year ending December 31, 2004
Unaudited – Prepared by Management

2004/2005 Evaluation Program (continued)

Drilling for the 2004/2005 program was completed on January 22, 2005 and the camp remains on standby until field operations for the advanced exploration and evaluation program resumes in the second quarter of 2005.

Diamond results for five of the eight LDDH completed (two LDDH were terminated above kimberlite due to drilling difficulties) have been reported to date including the recovery of a large, clear, colourless, macrodiamond weighing 10.53 carats and measuring approximately 1.4 x 1.0 x 0.75 cm from LDDH 04-140-051. The stone appears clear of significant inclusions and thus may likely be of high quality. In addition, a 4.09 carat stone was recovered from LDDH 04-140-044. Details of diamond results to date and a map of the 2004 drillholes is available on the Company's website at www.kensington-resources.com.

Advanced Exploration and Evaluation Plan – 2005 Program

In the fourth quarter of 2004, the joint venture partners approved an Advanced Exploration and Evaluation Plan (the "Plan" or "AE&E Plan"). The Plan describes an accelerated work program covering approximately 3.5 years that is designed to advance the project to a pre-feasibility decision in 2008. The work program for 2005, the first year of the AE&E plan was budgeted at $25.6 million and encompasses the completion of the first phase of the AE&E Plan which consists primarily of geological drilling to establish the presence of potential higher grade units within the kimberlites located in the southern part of the joint venture claims.

Fourteen kimberlites, which have not been explored in recent years, were selected and prioritized based on size, potential for high-grade zones, kimberlite characteristics, and historic diamond recoveries. A total of 130 HQ coreholes (diameter of 2.5 inches or 63.5 mm) were authorized on the fourteen kimberlites with the knowledge that the final number of holes per body will depend upon evaluation needs and the size of the individual kimberlite targets. Delineation of the western extension of the Star kimberlite into the joint venture property and the nearby kimberlite body 134 were identified as a top priority in the 2005 program.

In addition to drilling and sampling, the 2005 AE&E budget makes provision for the update of the conceptual study to include mining of multiple pits, delineation drilling of up to three kimberlite bodies to determine potential ore tonnages, minibulk sampling of one kimberlite to obtain approximately 580t of kimberlite for treatment in order to obtain a higher level of confidence in grade forecasting and average value of commercial sized macrodiamonds, and the commencement of a number of engineering and environmental studies.

The 2005 program is scheduled to commence in May 2005 and to be completed by (budgeting only to the end of December 2005) February 2006. Following evaluation of all 2004 drilling results in July 2005, a decision will be made on the scope and target of the 2005 minibulk sampling program. The next project decision milestone will be based on results following the completion of the geological drilling phase of the AE&E program in early 2006. The exploration camp is set up and on standby pending the acquisition of exploration permits.



Form 51-102F1 – Management's Discussion & Analysis
For the Year ending December 31, 2004
Unaudited – Prepared by Management

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the three years ended December 31, 2004 are summarized as follows:

| | Years Ended December 31, | | |
| | 2004 | 2003 | 2002 |
	$	$	$
Revenues	-	-	-
Loss before income taxes	(1,511,793)	(1,015,103)	(695,026)
Income tax recovery	1,068,600	-	-
Net loss for the year	(443,193)	(1,015,103)	(695,026)
Net loss per share	(0.01)	(0.02)	(0.02)
Total assets	21,298,397	12,779,823	8,843,245
Total long term liabilities	Nil	Nil	Nil
Cash dividends per common share	Nil	Nil	Nil

During the three years ended December 31, 2004, the Company's exploration activities were focused on the Fort à la Corne Property. There were no significant acquisitions, dispositions or changes in the direction of the business during that period, however cash and mineral property costs have increased substantially in the two most recent years as a result of increases in financing.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future.

Results of Operations

The Company is showing a net loss after tax of $443,193 for Fiscal 2004. Pursuant to generally accepted accounting principles, an income tax recovery in the amount of $1,068,600 was required to be recorded giving rise to this net loss amount. This income tax recovery reflects that it is now more likely than not that the Company will recognize certain tax assets due to the effect of flow-through share issues completed by the Company. This is a non-cash item and as shown in the statements of cash flow, it is subtracted from the net loss to arrive at the cash used in operations. The net loss before income taxes for Fiscal 2004 was $1,511,793 or $0.03 per share compared to a net loss of $1,015,103 or $0.02 per share for Fiscal 2003. Part of the increased net loss in the current year is attributable to higher stock-based compensation of $443,155 (2003 - $69,536) although general and administrative expenses increased in almost all areas due to an increased level of corporate and investor relations activity in the last half of 2004.

Salaries and management fees increased by $106,987 to $245,151 (2003 - $138,164) due to a one-time payment of $115,000 for the termination of management services with the former President and a management agreement entered into with the current President and CEO. See "Transactions with Related Parties".

Office expenses increased by $60,221 to $254,588 (2003 - $194,367) due to the re-location of the Company's head office to larger space in the first quarter and much higher levels of corporate activity in the last half of Fiscal 2004. The significant expenditures for Fiscal 2004 include $80,445 (2003 - $51,091) for office overhead, $70,883 (2003 - $58,256) for support staff, $58,296 (2003 - $48,198) for administrative services and $44,694 (2003 - $36,822) for insurance, primarily directors' and officers' liability.

KENSINGTON
RESOURCES LTD

Form 51-102F1 – Management's Discussion & Analysis
For the Year ending December 31, 2004
Unaudited – Prepared by Management

Results of Operations (continued)

Promotion, public relations and travel increased by $58,533 to $462,125 (2003 - $403,592) due to an increase in investor relations activity, travel and attendance at trade shows in the last half of Fiscal 2004. The significant expenditures for Fiscal 2004 include $73,244 (2003 – $52,035) for media and communications consulting, $69,475 (2003 - $57,923) for travel and other expenses for the directors and officers of the Company, $59,295 (2003 - $143,667) for investor relations services, $49,833 (2003 - $53,400) for graphic design and printing, $42,084 (2003 - $20,410) for investment conferences, $32,448 (2003 - $nil) for road shows and analyst trips, $28,877 (2003- $14,191) for news dissemination costs, $27,880 (2003 - $nil) to attend a diamond conference in Antwerp, $25,342 (2003 - $nil) for a media and analyst event at the Fort à la Corne site, $23,452 (2003 - $12,629) for advertising and sponsorships and miscellaneous expenses of $30,195 (2003 - $49,337).

Transfer and filing increased by $39,598 to $95,002 (2003 - $55,404) due to filing fees and other costs associated with the equity financing completed in September 2004. The significant expenditures in Fiscal 2004 include $36,388 (2003 - $27,635) for filing fees to regulatory authorities and costs associated with SEDAR, $23,786 (2003 - $12,590) for transfer agent services, $29,796 (2003 - $9,520) for costs associated with the AGM, $5,032 (2003 - $4,835) for the renewal of coverage in Standard & Poor's Market Access Program and miscellaneous costs of $nil (2003 - $824).

Legal, accounting and professional fees were lower by $70,816 to $99,359 (2003 - $170,175) due to fewer legal expenses and an over accrual of accounting and auditing costs in Fiscal 2003. The significant expenditures in Fiscal 2004 include $14,973 (2003 - $21,060) for accounting, $71,936 (2003 - $91,125) for legal fees, $3,950 (2003 - $750) for tax advice and $8,500 (2003 - $57,240) for audit costs which includes a $13,500 over accrual in 2003.

Interest income increased by $69,483 to $90,541, compared to $21,058 for Fiscal 2003, the increase being attributable to the proceeds of the equity financing completed in September 2004. The Company also recognized a gain of $5,042 on the sale of a field truck.

Mineral property and exploration costs deferred at December 31, 2004 totalled $13,780,530, an increase of $3,252,624 since the end of the prior fiscal year, all of which was spent on the Fort à la Corne Diamond Project. A comparison of the mineral property expenditures for Fiscal 2004 and 2003 can be summarized as follows:

Fort à la Corne Diamond Project	Fiscal 2004	Fiscal 2003
Geological and exploration	$ 635,623	$ 323,123
Land tenure	178	2,253
Drilling	1,811,544	1,231,097
Assay	132,613	188,875
Supplies	58,588	0
Transport	58,940	34,693
Rental equipment	76,124	60,841
General	12,253	11,990
Overhead	466,761	245,068
Totals	**$3,252,624**	**$2,097,940**



Form 51-102F1 – Management's Discussion & Analysis
For the Year ending December 31, 2004
Unaudited – Prepared by Management

Financings, Principal Purposes and Milestones

During the fourth quarter of Fiscal 2003, the Company completed a non-brokered private placement of 1,066,000 units at a price of $1.00 per unit for gross proceeds of $1,066,000. Each unit consisted of one flow through common share and one half of one non-flow through share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of one year at the exercise price of $1.25 expiring December 21, 2004. The private placement was accepted for filing by the TSX Venture Exchange on December 13, 2003. All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring on April 23, 2004. The proceeds will be used for continuing exploration activities at the Fort à la Corne Diamond Project. Finder's fees were paid to Canaccord Capital Corp. (as to $98,400) and to Wellington West Capital Inc. (as to $3,000) in connection with this private placement.

A schedule of the proposed and actual use of proceeds for this financing to December 31, 2004 can be summarized as follows:

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds to December 31, 2004
Fort à la Corne Diamond Project	$1,066,000	$1,066,000
Total	**$1,066,000**	**$1,066,000**

In September 2004, the Company completed a $6 million private placement of flow-through shares and units. The securities were sold on a best efforts agency basis by Loewen, Ondaatje, McCutcheon Limited ("LOM"). A total of 2,307,692 flow-through common shares were issued at a price of $1.30 per flow-through share and a total of 2,857,143 non-flow through units were issued at a price of $1.05 per unit. Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of eighteen months from closing, at a price of $1.25 for the first twelve-month period and $1.55 for the last six-month period. LOM received a commission of 7% of the gross proceeds of the offering. In addition, LOM received warrants entitling it to purchase for a period of eighteen months from closing: (i) 161,539 non-flow through common shares at a price of $1.05 per share; and (ii) 200,000 units on the same terms as the offering at a price of $1.05 per unit. All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring January 25, 2005. The gross proceeds of the offering of the flow-through shares will be used for Canadian Exploration Expenses (as such terms are defined in the *Income Tax Act* (Canada)) on the Fort à la Corne Diamond Project in Saskatchewan. The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Diamond Project and for general corporate purposes. The private placement was accepted for filing by the TSX Venture Exchange on October 1, 2004.

A schedule of the proposed and actual use of proceeds to December 31, 2004 for this financing can be summarized as follows:

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds to December 31, 2004
Fort à la Corne Project	$4,000,000	$1,546,286
General working capital	1,538,500	98,563
Commissions and issue costs	461,500	461,500
Totals	**$6,000,000**	**$2,106,349**



Form 51-102F1 – Management's Discussion & Analysis
For the Year ending December 31, 2004
Unaudited – Prepared by Management

Summary of Quarterly Results

	Dec. 31, 2004 Q4 2004	Sept. 30, 2004 Q3 2004	June 30, 2004 Q2 2004	March 31, 2004 Q1 2004
Revenues	-	-	-	-
Loss from Continuing Operations	$(427,184)	$(425,906)	$(504,323)	$(154,380)
Income tax recovery	$1,068,600	-	-	-
Net Loss	$(443,193)	$(425,906)	$(504,323)	$(154,380)
Net Loss Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.00)

	Dec. 31, 2003 Q4 2003	Sept. 31, 2003 Q3 2003	June 30, 2003 Q2 2003	March 31, 2003 Q1 2003
Revenues	-	-	-	-
Loss from Continuing Operations	$(234,638)	$243,987	$(264,136)	$(272,342)
Net Loss	$(234,638)	$243,987	$(264,136)	$(272,342)
Net Loss Per Share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

General and administrative expenses have increased in the last three quarters to coincide with higher levels of corporate activity. Stock based compensation of $166,000, $190,159 and $86,996, respectively, can be attributable for part of the increases in the last three quarters. At December 31, 2004, a future income tax asset and income tax recovery of $1,068,600 was recorded as a result of a flow through private placement completed during the year (see note 3 of the consolidated financial statements).

Liquidity

The Company is presently exploring the Fort à la Corne Diamond Project for sufficient reserves to justify production. This property does not produce any revenue. The Company receives minor amounts of interest ($90,541 for Fiscal 2004 compared to $21,058 for Fiscal 2003); however, its capital needs have historically been met by the issuance of securities either through private placements, the exercise of stock options or warrants, shares issued for debt or shares issued for property. Fluctuations in the Company's share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

At December 31, 2004, the Company had working capital of $4,091,329, compared to working capital of $1,584,489 at December 31, 2003. The primary sources of this working capital are the equity financings completed in the third quarter of Fiscal 2004 and in the fourth quarter of Fiscal 2003 (see "Financings, Principal Purposes and Milestones" above). During the year, the exercise of stock options and warrants provided additional proceeds of $1,369,000. Subsequent to the year end, the Company received $1,906,343 from the exercise of stock options and warrants.

Included in current assets at December 31, 2004 is $32,025 (2003 - $32,025) in marketable securities which represents the book value of 457,500 common shares of China Diamond Corp. Included in current liabilities at December 31, 2004 is $2,082,119 (2003 - $537,968) due to the Fort à la Corne joint venture. This amount was paid in the subsequent period.

The Company has met commitments to incur a minimum of $1,055,340 in flow through expenditures by the end of Fiscal 2004 and a further $2 million by March 2005. An additional $1 million in flow through expenditures must be incurred by the end of Fiscal 2005 and the Company expects to meet this commitment in the second quarter of Fiscal 2005.



Form 51-102F1 – Management's Discussion & Analysis
For the Year ending December 31, 2004
Unaudited – Prepared by Management

Capital Resources

The Company's portion of the 2005 AE&E program budget is $12 million and the Company will be required to raise additional funds to meet this commitment. To that end, a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Agents") have agreed to act as agents for a $35 million offering of flow through shares and non-flow through units on a commercially reasonable best efforts basis. The closing of the offering, currently expected in early May 2005, is subject to certain conditions, including completion of satisfactory due diligence by the Agents, and regulatory approval.

If exercised, the in-the-money stock options and warrants as of the Report Date could increase the Company's available cash by $6.3 million. The fair market value of the Company's shares of China Diamond Corp. is also a source of capital.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

David H. Stone, Director

During the year, the Company paid $151,097 to David H. Stone which included a one-time payment of $115,000 for the termination of management services in the second quarter of Fiscal 2004. Pursuant to the terms of a Management Agreement executed on February 1, 2002, Mr. Stone was retained as President for a fee of $115,000 per annum. The Management Agreement could be terminated by Mr. Stone with three months' written notice or by the Company at any time with cause, or without cause, by providing twelve months' notice or payment in lieu of notice of not less than $115,000. The Management Agreement was accepted for filing by the TSX Venture Exchange on February 14, 2002.

Robert A. McCallum, President, CEO and Director

The Company entered into an Employment Agreement dated May 19, 2004 pursuant to which Robert A. McCallum was retained as President for a two-year term for a salary of $150,000 per year, a combined housing and vehicle allowance of $24,000 per year, the granting of 400,000 stock options at $0.84 per share for a three-year term and annual bonuses which shall be determined at the absolute discretion of the Board of Directors with respect to achieving aims and goals mutually agreed upon by the parties. The Employment Agreement was accepted for filing by the TSX Venture Exchange on July 15, 2004. During the year, the Company paid $89,218 pursuant to the employment agreement and $24,000 for the housing and vehicle allowance. In the fourth quarter of Fiscal 2004, the term of the Employment Agreement was extended from two years to three years.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on financial condition, results of operations and cash flows.



Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

Financial Instruments and Other Instruments

The Company's financial instruments include cash, GST and other receivable, marketable securities, accounts payable and cash calls. The carrying values of these financial instruments, other than marketable securities for which the fair value is disclosed on the balance sheet, approximate fair values given the short term to maturity. Due to the nature of the Company's operations, there is no significant credit or interest rate risk.

Marketable securities are carried at the lower of cost and market. When the market value is below cost, any unrealized loss is charged to income. Marketable securities were recorded at $32,025 at December 31, 2004 and December 31, 2003 while the quoted market value of marketable securities at December 31, 2004 and December 31, 2003 were $50,325 and $114,375, respectively.

Stock Options

Subsequent to the year end, the Company granted 977,500 stock options exercisable at a price of $1.04 per share for a five-year period to directors, officers, employees and consultants of the Company and a further 40,000 stock options exercisable at a price of $2.75 per share for a five-year period to a director and officer and an employee of the Company.

Shareholder Rights Plan

In the third quarter of Fiscal 2004, the Board of Directors adopted a Shareholder Rights Plan to protect the Company's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that may not treat all shareholders equally or fairly. The terms of the Plan are identical to the Company's previous shareholder rights plan which expired on June 29, 2004.

To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on the date that the Company's transfer agent, Computershare Trust Company of Canada, executes the agreement implementing the Plan. Initially, the Rights will attach to and trade with the common shares and be represented by certificates representing common shares.



Form 51-102F1 – Management's Discussion & Analysis
For the Year ending December 31, 2004
Unaudited – Prepared by Management

Shareholder Rights Plan (continued)

On the occurrence of certain triggering events, including the acquisition by a person or group of persons of 20% or more of the votes attached to all outstanding voting shares of the Company in a transaction not approved by the Board of Directors, the Rights separate from the common shares and will entitle holders (other than the acquiring person or group persons) to acquire shares of the Company at a 50% discount to the prevailing market price of the shares. The Rights are not triggered by purchases of voting shares made pursuant to a "Permitted Bid" made to all holders of common shares on identical terms. A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and must comply with certain other conditions set out in the agreement signed to implement the Plan.

The shareholders of the Company ratified the adoption of the Rights Plan at the Extraordinary General Meeting held on April 4, 2005.

Additional Information

Additional information relating to the Company is available on the Company's website at www.kensington-resources.com or on SEDAR at www.sedar.com.



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 18, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: KENSINGTON RESOURCES

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type   : Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification   : 489904102/CA4899041020/COMMON
3. CUSIP/Class of Security entitled to vote   : 489904102/CA4899041020/COMMON
4. Record Date for Notice   : 09/05/2005
5. Record date for Voting   : 09/05/2005
6. Beneficial Ownership determination date   : 09/05/2005
7. Meeting Date   : 13/06/2005
8. Meeting Location   : Vancouver

Yours Truly

"Stacey McGlynn"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401



BUSINESS CORPORATIONS ACT
FORM 3

CERTIFICATE OF CONTINUANCE

KENSINGTON RESOURCES LTD.

Name of Corporation

I HEREBY CERTIFY THAT THE ABOVE-MENTIONED CORPORATION WAS CONTINUED, AS SET OUT IN THE ATTACHED ARTICLES OF CONTINUANCE, UNDER SECTION 190 OF THE BUSINESS CORPORATIONS ACT.





Registrar of Corporations
M. Richard Roberts

December 6, 1993

Date of Continuance

YG(3057Q)F1 REV. 11/87

BY-LAWS NO. 1

A By-Law relating generally to the transaction of the business and affairs of

KENSINGTON RESOURCES LTD.

CONTENTS

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of KENSINGTON RESOURCES LTD.

(hereinafter called the "Corporation") as follows:

1.01   Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act of the Yukon Territory and any statute that may be substituted therefor, as from time to time amended;

"appoint" includes "elect" and visa versa;

"articles" means the articles attached to the certificate of Incorporation of the Corporation as from time to time amended or restated;

"board" means the board of Directors of the Corporation;

"by-laws" mean this by-law and all other by-laws of the Corporation from time to time in force and effect;

"meeting of the Shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Intepretation Act Yukon Territory;

"ordinary resolution" means a resolution passed by a majority of the votes cast by the shareholders who voted, either in person or by proxy, in respect of the resolution;

"recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Clause 2.04 or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meaning when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders, and words importing persons include individuals, bodies corporate, partnerships, trust and unincorporated organizations.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01   Registered Office, Records Office and Address for Service

Until changed in accordance with the Act, the registered office of the Corporation, the designated records office (if separate from the registered office) of the Corporation and the post office box (if any) designated as the address for service upon the Corporation by mail shall initially be at the address or addresses in the Yukon Territory specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.02   Financial Year

The financial year of the Corporation shall end on such dated in each year as the board may from to time by resolution determine.

2.03   Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by at least one person holding the office of chairman, director, secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-laws or by resolution of the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instrument may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.04   Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from lime to time prescribe or authorize.

2.05   Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver proxies and arrange from the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION THREE
BORROWING AND SECURITY

3.01   Borrowing Power

Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles and any unanimous shareholders agreement, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)   borrow money upon the credit of the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

(b)   issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured, for such sums and at such prices as may be deemed expedient;

(c)   to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any past, present or future indebtedness, liability or obligation of the Corporation, present or future; and

(d)   delegate to a committee of the board, a director or an officer of the Corporation all or any of the powers conferred aforesaid or by the Act to such extent and in such manner as the directors may determine.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

SECTION FOUR
DIRECTORS

4.01   Number of Directors and Quorum

Until changed in accordance with the Act, the Board shall consist of not fewer than the minimum and not more than the maximum number of directors provided in the articles. Subject to Clause 4.09, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors.

4.02   Qualification

No person shall be qualified for election as a director if he is less than nineteen years of age; if he is a minor as defined in the Age of Majority Act (Yukon Territory); if he is a mentally disordered person as defined in the Mental Health Act (Yukon Territory); if he has been found to be a person of unsound mind by a court elsewhere than in the Yukon Territory; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder.

4.03   Consent to Act

A person who is elected or appointed a director is not a director unless:

(a)   he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

(b)   if he was not present at the meeting when he was elected or appointed, he consented to act as director in writing before his election or appointment or within 10 days after it, or he has acted as a director pursuant to the election or appointment.

4.04   Election and Term

Shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. At each annual meeting of shareholders, all directors whose term of office has expired or then expires shall retire but, if qualified, shall be eligible for re-election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected. The number of directors to be elected at any such meeting shall be the number of directors whose term of office has expired or expires unless the directors or the shareholders otherwise determine. It is not necessary that all the directors elected at a meeting of shareholder hold office for the same term. If the Articles so provide, the directors may, between annual meetings of shareholders, appoint one or more additional directors of the Corporation to serve until the next annual meeting of shareholders, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

4.05   Removal of Directors

        Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a special meeting remove any director or directors from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.06   Vacation of Office

        A director ceases to hold office when: he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation; or if a time is specified in such resignation, at the time so specified, whichever is later.

4.07   Vacancies

        Subject to the Act, a quorum of the board may fill a vacancy in the board. In the absence of a quorum of the board, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and if they fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

4.08   Action by the Board

        Subject to any unanimous shareholders agreement, the board shall manage the business and affairs of the Corporation. Subject to the articles, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors who would be entitled to vote on the resolution at a meeting of the board. Where there is a vacancy in the board, a quorum of directors may exercise all the powers of the board.

4.09   Meeting by Telephone

A director may participate in a meeting of the board or of a committee of the board by means of telephone or other communications facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed to be present at the meeting.

4.10   Calling of Meetings

Meetings of the board shall be held at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors, may determine.

4.11   Notice of Meeting

Notice of the time and place of each meeting of the board shall be given in the manner provided in Clause 13.01 to each director not less than 48 hours before the time when the meeting is to be held. A Notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified including any proposal to:

(a)   submit to the shareholders any question or matter requiring approval of the shareholders;

(b)   fill a vacancy among the directors of in the office of auditor;

(c)   issue securities;

(d)   declare dividends;

(e)   purchase, redeem or otherwise acquire shares of the corporation;

(f)   pay a commission for the sale of shares;

(g)   approve a management proxy circular;

(h)   approve any annual financial statements; or

(i)   adopt, amend or repeal by-laws.

A director may in any manner waive notice of or otherwise consent to the meeting of the board; and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not lawfully called.

4.12   First Meeting of New Board

Provided a quorum of directors is present, the board may without notice hold a meeting immediately following an annual meeting of shareholders.

4.13   Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.14   Regular Meeting

The board may from time to time appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, or forthwith after such director's appointment, whichever is later, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted threat to be specified.

4.15   Chairman

The Chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director, president or a vice-president (in order of seniority). If no such officer is present, the directors present shall choose one of their number to be chairman.

4.16   Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

4.17   Renumeration and Expenses

The directors shall be paid such renumeration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meeting of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving renumeration therefor.

SECTION FIVE
COMMITTEES

5.01   Committee of Directors

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise.

5.02   Transaction of Business

The powers of a committee of directors may be exercised by meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on the resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03   Procedure

Unless otherwise determined by the board, each committee shall have the power to fix its quorum, to elect its chairman and to regulate its procedure.

SECTION SIX
OFFICERS

6.01   Appointment

Subject to the articles and any unanimous shareholders agreement, the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of, and, in accordance with this by-law and subject to the Act, delegate powers to manage the business and affairs of the Corporation to such officers. Subject to Clauses 6.02 and 6.03, an officer may but need not be a director.

6.02   Chairman of the Board

The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to. him any of the powers and duties that are by any provision of this by-law assigned to the managing director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

6.03   Managing Director

The board may from time to time appoint a managing director who shall be a director. If appointed, he shall be the chief executive officer and, subject to the authority of the. board, shall have general supervision of the business and affairs of the Corporation; and he shall, subject to the Act, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.04   President

If appointed, the president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall, subject to the Act have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.05   Vice-President

A vice-president shall, subject to the Act, have such powers and duties as the board or the chief executive officer may specify.

6.06   Secretary

The secretary shall attend and be the secretary of all meeting of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings threat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall, subject to the Act, have such other powers and duties as the board or the chief executive officer may specify.

6.07　　　　Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall subject to the Act, have such other powers and duties as the board or the chief executive officer may specify.

6.08　　　　Powers and duties of other officers

The powers and duties of all other officers shall, subject to the Act, be such as the terms of their engagement shall for or as the board or (except for those powers and duties are specified only by the board) the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.09　　　　Variation of Powers and Duties

The board and (except as aforesaid) the chief executive officer may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10　　　　Term of Office

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed or until his earlier resignation.

6.11   Terms of Employment and Renumeration

The terms of employment and the renumeration of officers appointed by the board shall be settled by the board from time to time.

6.12   Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to subdelegate) as may be thought fit.

6.13   Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.


SECTION SEVEN
CONFLICT OF INTEREST AND PROTECTION
OF DIRECTORS, OFFICERS AND OTHERS


7.01   Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

7.02   Limitation of Liability

Subject to the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for the joining in any receipt or act for conformity, or for any loss or damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealing with any moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly and in good faith with view to the best interest of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.03   Indemnity

        Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, and a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgement, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

    (a)   he acted honestly and in good faith with a view to the best interests of the Corporation; and

    (b)   in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing his conduct was lawful.

7.04   Insurance

        The Corporation may, subject to and in accordance with the Act, purchase and maintain insurance for the benefit of any director or officer as such against any liability incurred by him.

SECTION EIGHT
SHARES

8.01   Allotment

Subject to the Articles and any unanimous shareholders agreement, the board may from time to time allot, or grant options to purchase, and issue the whole or any part of the authorized and unissued shares of the Corporation at such time and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02   Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchaser(s) for such shares.

8.03   Securities Register

The Corporation shall maintain a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

(a)   the names, alphabetically arranged, and the latest known address of each person who is or has been a security holder,

(b)   the number of securities held by each security holder, and

(c)   the date and particulars of the issue and transfer of each security.

8.04   Transfer Agents and Registrar

The board may from time to time appoint one or more trust companies as its agent or agents to maintain the central securities register or registers, and an agent or agents to maintain branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

8.05   Registration of Transfer

Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurances or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in Clause 8.11

8.06   Non-Recognition of Trusts

Subject to the provisions of the Act, the Corporation may treat as the absolute owner of a share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.07   Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the name of the person to whom the certificate or acknowledgement was issued, and the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgments of a shareholder's right to a share certificate, shall subject to the Act, be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Clause 2.03 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one other signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signatures appears thereon no longer holds office at the date of issue of the certificate.

8.08   Replacement of Share Certificate

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of a reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.09   Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such person may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.10   Deceased Shareholder

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.11   Lien for Indebtedness

If the articles provide that the Corporation has a lien on shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, such lien may be enforced, subject to the Act and to any other provision of the articles and to any unanimous shareholders agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

SECTION NINE
DIVIDENDS AND RIGHTS

9.01   Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02   Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03   Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement or expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or any particular case.

9.04   Record date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to receive the right to subscribe for such securities, provided that if the Corporation is a distributing corporation, notice of any such record date is given, not less than seven days before such record date, in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to receive the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05   Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN
MEETING OF SHAREHOLDERS

10.01   Annual Meetings

Subject to the Act, the annual meeting of the Shareholders shall be held at such time in each year and, subject to Clause 10.03, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of consideration of the financial statements and reports required by the Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting.

10.02   Special Meetings

The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of the shareholders at any time.

10.03   Place of Meetings

Subject to the Articles of the Corporation, meetings of the shareholders shall be held at that place determined by the directors.

10.04   Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Clause 13.01 not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholder called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgement thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.05   Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, a record date for the determination of the shareholders entitled to notice of meeting, provided that if the Corporation is a distributing corporation notice of any such record date shall be given not less than seven days before such record date in the manner provided in the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is sent or, if no notice is sent, shall be the day on which the meeting is held.

10.06   List of Shareholders Entitled to Notice

If the Corporation has more than 15 Shareholders entitled to vote at a meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder. If a record date for the meeting is fixed pursuant to Clause 10.05, the Shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the shareholder during usual business hours at the records office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.07   Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

(a)   if all shareholders entitled to vote threat are present in person or represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and

(b)   if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held;

so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of Shareholders may transact. If the meeting is held at a place outside the Yukon Territory, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08   Chairman and Secretary

The chairman of any meeting of shareholders shall be the president, or in his absence, a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

10.09   Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the Chairman of the meeting or with consent of the meeting.

10.10   Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person or by proxy, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business until a quorum is present.

10.11   Right to Vote

Every person named in the list referred to in Clause 10.06 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that:

(a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and

(b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list.

In any such excepted case the transferee shall be entitled to vote the transferred shares at such meeting. If the Corporation is not required to prepare a list under Clause 10.06, subject to the provisions of the Act and this by-law as to proxies and representative, at any meeting of shareholders every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.12   Proxies and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. Alternately, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual, who need not be a shareholder, to represent it at a meeting of shareholders and such individual may exercise on the shareholders behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting.

10.13   Time for Deposit of Proxies

The board may specify in a notice calling a meeting of the shareholders a time, preceding, the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of non-business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall be been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14   Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one on the shares jointly held by them.

10.15   Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws, be determined by the majority of the votes cast on the question. In the case an equality of votes either upon show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

10.16   Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima faci evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17   Ballots

On any question proposed for consideration at a meeting of shareholders, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot, either before or on the declaration of the result of any vote by show of hands. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at a meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18   Admission or Rejection of a Vote

In case of any dispute as to the admission or rejection of a vote, the chairman shall determine the same and such determination made in good faith shall be final and conclusive.

10.19   Adjournment

If a meeting of the shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.20   Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

10.21   Only One Shareholder

Where the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

SECTION ELEVEN
DIVISIONS AND DEPARTMENTS

11.01   Citation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.02   Name of Division

Subject to law, any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name, Any such contract, cheque or document shall be binding upon the Corporation as if it has been entered into or signed in the name of the Corporation.

11.03   Officers of Division

From time to time the board or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and renumeration. The board or, if authorized by the board, the chief executive officer, may remove at its or his pleasure any officer so appointed without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officer of the Corporation.

SECTION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01   Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors would be inexpedient in the interests of the Corporation to communicate to the public.

12.02   The Directors, may, from time to time, subject to the rights conferred by the Act, determine whether and to what extent and at what time and place and under what circumstances or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting records of the Corporation except as conferred by statute or authorized by the board of Directors or by a resolution of the shareholders.

SECTION THIRTEEN
NOTICES

13.01   Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

13.02   Notice to Joint Shareholders

        If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

13.03   Computation of Time

        In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

13.04   Undelivered Notices

        If notices given to a shareholder pursuant to Clause 13.01 are returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

13.05   Omissions and Errors

        The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at the meeting held pursuant to such notice or otherwise founded thereon.

13.06   Persons Entitled by Death or Operation of Law

        Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.07 Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgment shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver or notice of a meeting of shareholders or of the board which may be given in any manner.

SECTION FOURTEEN
EFFECTIVE DATE AND REPEAL

14.01 Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

14.02 Repeal

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any such by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE BY the board the 26 day of April, 1995.

David H Stone

David H. Stone/Director

CONFIRMED by the shareholders in accordance with the Act the 26th day of April, 1995.

David H Stone

David H. Stone/Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 13, 2005   By: /s/ Robert A. McCallum
Date   Robert A. McCallum
                                      President, CEO and Director